As filed with the Securities and Exchange Commission on April 8, 2002

File No. 70-10059

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1
TO
FORM U-1 APPLICATION-DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Xcel Energy Inc.
NRG Acquisition Company, LLC
800 Nicollet Mall
Minneapolis, Minnesota 55402
 (Name of company filing this statement and address of principal executive offices)

Xcel Energy Inc.
 (Name of top registered holding company parent)

Gary R. Johnson
Vice President and General Counsel
Xcel Energy
800 Nicollet Mall
Minneapolis, Minnesota 55402
(Name and address of agent for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

Peter D. Clarke
Debra J. Schnebel
Jones, Day, Reavis & Pogue
77 West Wacker
Suite 3500
Chicago, IL 60601
(312) 782-3939

ITEM 1.	Description of the Proposed Transaction		1
A.	Introduction and General Request		1
	1.	Introduction	1
	2.	General Request	1
B.	Overview of the Companies		2
C.	Description of the Proposed Transaction		3
	1.	Background	3
	2.	The Exchange Offer and the Merger	8
	3.	Mandatory Conditions of the Exchange Offer	11
	4.	Additional Conditions of the Exchange Offer	11
	5.	Stockholder Litigation	13
ITEM 2.	Fees, Commissions and Expenses		14
ITEM 3.	Applicable Statutory Provisions		14
A.	Discussion		15
	1.	Acquisition of NRG Common Stock	15
	2.	Issuance of Xcel Energy Stock in Exchange for NRG Common Stock	18
B.	Rule 54 Analysis		18
ITEM 4.	Regulatory Approvals		20
ITEM 5.	Procedure		20
ITEM 6.	Exhibits and Financial Statements		20
A.	Exhibits		20
B.	Financial Statements		21
ITEM 7.	Information as to Environmental Effects		22

i

          This Pre-effective Amendment No. 1 amends and restates in its entirety the Application/Declaration on Form U-1 in this proceeding, originally filed with the Securities and Exchange Commission on March 14, 2002 (File No. 70-10059), with the exception that it does not replace exhibits previously filed, except for Exhibit I, which is replaced hereby.

ITEM 1.   Description of the Proposed Transaction

     A.   Introduction and General Request

          1.   Introduction

          Xcel Energy Inc. (“Xcel Energy”), a Minnesota corporation, is a holding company registered under the Public Utility Holding Company Act of 1935, as amended (“PUHCA” or the “Act”). Xcel Energy, through its wholly-owned subsidiary NRG Acquisition Company, LLC (“Acquisition Company” and, together with Xcel Energy, the “Applicants”), proposes to acquire, in exchange for stock of Xcel Energy, all of the issued and outstanding shares of common stock, par value $.01 (the “Common Stock”), of its majority-owned subsidiary, NRG Energy, Inc. (“NRG”), not already owned by Xcel Energy, as more fully described herein.(1)

          2.   General Request

          Applicants seek authorization and approval of the Securities and Exchange Commission (the “Commission”) for:

(a)	Xcel Energy to acquire the outstanding Common Stock of NRG by means of a tender or exchange offer (the “Exchange Offer”);

(1)	NRG has two classes of stock outstanding — (i) Class A Common Stock, par value $0.01 (the “Class A Common Stock”), of which 147,604,500 shares are outstanding and all of which are held indirectly by Xcel Energy and (ii) the Common Stock, of which 51,084,878 shares were issued and outstanding as of March 18, 2002 and approximately 17.9 million shares have been reserved for issuance pursuant to the exercise of options and conversion of equity units. Xcel Energy does not currently own any shares of NRG Common Stock. The Common Stock of NRG is publicly traded and listed on the New York Stock Exchange under the symbol “NRG”. NRG also has outstanding stock options, which were issued to employees and certain directors of NRG pursuant to the NRG long-term incentive compensation plan and a predecessor plan, to purchase approximately 7.3 million shares of NRG Common Stock (of which options to purchase approximately 1.3 million shares were vested and exercisable as of March 6, 2002) and 11,500,000 equity units initially consisting of corporate units that are listed and traded on the New York Stock Exchange. The terms of the exercisable options and the purchase agreement associated with the corporate units currently enable the holders to purchase NRG Common Stock. To the extent holders of such options or corporate units exercise their rights to purchase NRG Common Stock prior to the completion of the Exchange Offer and the Merger, such holders will be eligible to participate in the Exchange Offer and the Merger to the same extent as other holders of NRG Common Stock. Following completion of the Exchange Offer and the Merger, the terms of all remaining stock options and corporate units will be adjusted, in accordance with the plan or documents governing such options or corporate units, so that each outstanding option or corporate unit will cease to be a right or an obligation to purchase NRG Common Stock and will become a right or obligation to purchase Xcel Energy common stock.

(b)	Applicants to acquire the balance of the shares of NRG Common Stock not tendered in the Exchange Offer by means of a statutory short-form merger (the “Merger”); and

(c)	Xcel Energy to issue up to 24.7 million shares of its common stock in exchange for the shares of NRG Common Stock obtained in the Exchange Offer and the Merger.

     B.   Overview of the Companies

          On August 18, 2000, New Century Energies, Inc. and Northern States Power Company (“NSP”) merged and formed Xcel Energy pursuant to Commission order. New Century Energies, Inc. Holding Co. Act Release No. 27218 (August 16, 2000) (the “Merger Order”). Xcel Energy, a Minnesota corporation, is a registered holding company under the Act. As part of the merger, NSP transferred its existing utility operations that were being conducted directly by NSP at the parent company level to a newly formed subsidiary of Xcel Energy named Northern States Power Company.

          Xcel Energy directly owns six utility subsidiaries that serve electric and/or natural gas customers in 12 states. These six utility subsidiaries (collectively, the “Utility Subsidiaries”) are Northern States Power Company, a Minnesota corporation; Northern States Power Company, a Wisconsin corporation; Public Service Company of Colorado; Southwestern Public Service Co.; Black Mountain Gas Company; and Cheyenne Light, Fuel and Power Company. Their service territories include portions of Arizona, Colorado, Kansas, Michigan, Minnesota, New Mexico, North Dakota, Oklahoma, South Dakota, Texas, Wisconsin and Wyoming. Xcel Energy’s regulated businesses also include Viking Gas Transmission Company, an interstate natural gas pipeline company.

          Xcel Energy also owns or has an interest in a number of nonregulated businesses, the largest of which is NRG, a publicly traded independent power producer (“NRG”). Xcel Energy currently does not own any NRG Common Stock. Xcel Energy, through its wholly-owned subsidiary, Xcel Energy Wholesale Group, Inc. (“Wholesale”), owns 147,604,500 shares of NRG’s Class A Common Stock, each of which is convertible at any time into one share of NRG’s Common Stock. The Class A Common Stock represented 74.3% of all of the outstanding shares of both classes of NRG’s common shares combined at March 8, 2002.(2) Because each share of Class A Common Stock entitles Xcel Energy to ten votes, Xcel Energy, through Wholesale, holds 96.7% of the combined voting power of all of NRG’s outstanding common shares.

          NRG, a Delaware corporation, is a leading global energy company, primarily engaged in the acquisition, development, ownership and operation of power generation facilities and the sale of energy, capacity and related products. As of December 31, 2001, NRG had interests in power generation facilities (including those under construction) having a total

(2)	Xcel Energy’s ownership of NRG was 100 percent until the second quarter of 2000, when NRG completed its initial public offering, and then 82 percent until a secondary offering was completed in March 2001.

generating capacity of 38,388MW of which NRG has or will have net ownership of 24,357MW. Approximately 19,100MW, or 78%, of NRG’s net MW generation in operation and under construction is located in the United States. NRG has international power generation projects managed in three distinct markets: Australia/Asia Pacific, Europe and Latin/South America. At December 31, 2001, NRG had net ownership interests of 2,297MW in Asia Pacific, 1,854MW in Europe and 1,107MW in Latin America.

          In addition to NRG’s power generation projects, NRG also has interests in district heating and cooling systems and steam transmission operations. As of December 31, 2001, NRG’s thermal and chilled water businesses had a steam and chilled water capacity equivalent to 1,506 MW, of which its net ownership interest was 1,379MW. NRG believes that through its subsidiary, NEO Corporation, it is one of the largest landfill gas generation companies in the United States, extracting methane from landfills to generate electricity. NEO Corporation owns 31 landfill gas collection systems and has 46MW of net ownership interests in related electric generation facilities. NEO Corporation also has 42MW of net ownership interests in 18 small hydroelectric facilities and 109MW of net ownership interest in seven distributed generation facilities.

          In addition to NRG, Xcel Energy’s nonregulated subsidiaries include Utility Engineering (engineering, construction and design), Seren Innovations Inc. (broadband telecommunication services), e prime inc. (natural gas marketing and trading), Planergy International, Inc. (enterprise energy management solutions), Eloigne Co. (investments in rental housing projects that qualify for low-income housing tax credits) and Xcel Energy International (an international independent power producer).

          In connection with the proposed transaction, Xcel Energy formed NRG Acquisition Company, LLC (“Acquisition Company”), as a special purpose subsidiary of Wholesale, to facilitate the Merger with NRG.

     C.   Description of the Proposed Transaction

          1.   Background

          Numerous factors have recently led to significant erosion in the market valuations within the independent power production (“IPP”) sector, and resulted in a fundamental shift in market perception that has increased the cost of capital for NRG. These factors include, among others:

•	The impact of the general economic weakness in many of the national and international markets, which could reduce demand for power;

•	The significant number of announced new plant additions, which, if completed, would substantially increase the supply of power and reduce profit margins;

•	Increasingly stringent credit quality requirements imposed by lenders and rating agencies on borrowers in the IPP sector;

•	The uncertainty with respect to changes in public policy and regulation of the energy industry, including the IPP sector, in response to the energy crisis in California; and

•	The highly publicized controversy surrounding the bankruptcy of Enron and the associated industry concerns with respect to accounting practices.

          In response to these developments, Xcel Energy’s board of directors (the “Xcel Energy Board”) and management reviewed their options with respect to NRG’s funding and structure. Xcel Energy believes that the acquisition of NRG’s Common Stock is the best alternative at this time given NRG’s urgent need for an equity infusion to strengthen its capital structure and to fund operations.

          On February 14, 2002, Xcel Energy’s Board approved plans to commence an exchange offer by which Xcel Energy would acquire all of the outstanding publicly held shares of NRG, representing an approximately 26 percent minority ownership. Under the terms of the Exchange Offer approved by the Xcel Energy Board on February 14, 2002, NRG shareholders would receive 0.4846 shares of Xcel Energy common stock in a tax-free exchange for each outstanding share of NRG Common Stock.(3) The Xcel Energy Board received the opinion of its financial advisor, Lehman Brothers, to the effect that, as of February 14, 2002, and based upon and subject to certain matters stated in such opinion, the exchange ratio of 0.4846 was fair from a financial point of view, to Xcel Energy.

          In order to meet the conditions of the Exchange Offer, enough shares of NRG Common Stock will need to be tendered so that Xcel Energy’s ownership level of NRG reaches 90 percent. Based on the number of shares of NRG Common Stock currently outstanding, this would require the tender of at least 61 percent of the publicly held shares of NRG Common Stock.

          In addition to the Exchange Offer, on February 15, 2002, Xcel Energy also announced other plans for NRG in 2002. Other plans for NRG in 2002 include:

(3)	Based on the closing price of Xcel Energy’s common stock on February 14, 2002, the day prior to the announcement of the Exchange Offer, the initial exchange ratio of 0.4846 represented a value of $11.50 per share of NRG Common Stock, which is a 15.0% premium to the closing of price of NRG Common Stock on February 14, 2002, a 15.7% premium to the average closing price of NRG’s Common Stock during the 10 trading day period ending on that date and a 53.1% premium to NRG’s recent 52-week low of $7.51 on February 6, 2002. Based on the more recent closing price of Xcel Energy’s common stock of $25.69 on March 11, 2002, the initial exchange ratio represented a value of $12.45 per share of NRG Common Stock, which was a 24.49% premium to the closing of price of NRG Common Stock on February 14, 2002, a 25.22% premium to the average closing price of NRG’s Common Stock during the 10 trading day period ending on that date and a 65.77% premium to NRG’s recent 52-week low of $7.51 on February 6, 2002.

•	Infusing $600 million of equity into NRG, consisting of an initial loan of $300 million recently made to NRG(4), plus an additional $300 million to be provided in 2002 if the Exchange Offer and Merger are completed;

•	Slowing NRG’s growth in megawatt capacity and the possible sale of $1.9 billion of existing generating assets;

•	Canceling approximately $700 million of planned projects and deferring about $900 million of planned projects; and

•	Beginning the process of selling unassigned turbines and deferring installment of additional unassigned turbines.

Xcel Energy expects these actions, if successful, would reduce 2002 cash requirements of NRG by about $3 billion.

          Xcel Energy believes that, if the Exchange Offer and Merger are completed and its plans for NRG are implemented, NRG will become a largely domestic-based, non-regulated independent power producer with regionally based businesses focused around high-load centers with a continued focus on retaining optimal fuel sources, dispatch mix and power sales. If the Exchange Offer and the Merger are completed, other benefits are also expected, principally related to:

•	Realizing efficiencies from reducing NRG’s business development activities and administrative and general costs, with annual estimated cost savings of approximately $45 million;

•	Reducing costs and enhancing margins through the consolidation and integration of NRG’s trading, generation and corporate support functions with other parts of the Xcel Energy system, resulting in increases in net income of approximately $20 million annually.

          Two of the significant factors affecting the decisions of the Xcel Energy Board to authorize the Exchange Offer were the risk that, without an additional equity infusion, NRG’s credit rating would be downgraded and the fact that any substantial NRG equity issuance in the existing capital markets would be significantly dilutive to all NRG shareholders. In its footnotes to its 2001 audited financial statements (which were made public by NRG in a Form 8-K, filed February 26, 2002), NRG made the following disclosure:

“NRG Energy’s unsecured credit rating is BBB- from Standard & Poor’s and Baa3 from Moody’s Investor Service. In December 2001, Moody’s placed NRG Energy’s credit rating on review for potential downgrade.

(4)	Xcel Energy will cancel this debt if the Exchange Offer and the Merger are completed, but plans to convert the debt into an equity interest if the Exchange Offer and the Merger are not completed.

As of December 31, 2001, and 2000, NRG Energy’s off-balance sheet obligations pursuant to its guarantees of performance, equity and indebtedness obligations of its subsidiaries totaled approximately $721.7 million and $493 million, respectively. NRG Energy is directly liable for the obligations of certain of its project affiliates and other subsidiaries pursuant to guarantees relating to certain of their indebtedness, equity and operating obligations. In addition, in connection with the purchase and sale of fuel emission credits and power generation products to and from third parties with respect to the operation of some of NRG Energy’s generation facilities in the United States, NRG Energy may be required to guarantee a portion of the obligations of certain of its subsidiaries.

If Moody’s or Standard & Poor’s were to downgrade NRG Energy, many of the corporate guarantees and commitments currently in place would need to be supported with letters of credit or cash collateral within 5 to 30 days.

As of December 31, 2001, the amount of collateral required, if NRG Energy was downgraded, was approximately $960 million to satisfy certain of the above mentioned guarantees and certain obligations associated with the $2 billion construction/acquisition revolver. Of the $960 million in collateral that could be required, approximately $200 million relates to NRG Energy’s guarantees of debt service reserve accounts required by some of its project-level financings, approximately $400 million relates to NRG Energy’s power marketing activities; and $360 million would be required to support its Contingent Equity Guarantee associated with the $2 billion Construction/Acquisition Revolver.

Because NRG Energy, places a maximum amount on its guarantees in place to support power marketing activities, and because of the relatively small number of margin accounts in place, even very large changes in market conditions would not have a material impact on the approximately $400 million of collateral that would be required for NRG Power Marketing in the event of a downgrade.

In the event of a downgrade, NRG Energy would expect to meet its collateral obligations with cash on hand, available credit lines provided under its revolving line of credit, liquidity support from Xcel Energy and potentially from the issuance of debt into capital markets. NRG Energy’s revolving line of credit is expected to be increased from $500 million to $1 billion in March 2002. In addition, NRG Energy will maintain its $125 million letter of credit facility and plans to secure an additional $125 million credit facility for total credit facilities of $1.25 billion to be available in 2002.

The Contingent Equity Guarantee associated with NRG Energy’s construction revolver could increase to a maximum of $850 million by the end of 2002 as NRG Energy utilizes the capacity of the Construction/Acquisition Revolver. Therefore, the amount of collateral required by the end of 2002 could increase to $1.45 billion.”

          On February 26, 2002, NRG announced that a committee of independent directors of its board (the “NRG Special Committee”) had engaged Credit Suisse First Boston Corporation as financial advisors and Sullivan & Cromwell as legal counsel to assist it in connection with the Exchange Offer.

          After commencement of the Exchange Offer on March 13, 2002, representatives and financial and legal advisors of Xcel Energy and members of the NRG Special Committee and the committee’s financial and legal advisors had a number of discussions concerning the proposed transaction and related issues. In addition, Xcel Energy provided certain information requested by the Special Committee’s financial advisors.

          At a March 25, 2002 meeting of the NRG board of directors (the “NRG Board”), at which only one of the NRG directors who is also an executive officer or director of Xcel Energy was in attendance, the Special Committee recommended that the NRG Board state that it is unable to take a position with respect to the Exchange Offer until it has had an opportunity to assess the effect on the long-term value of NRG of the results of operations of NRG for the first two months of 2002 and the impact of that announcement on the market price of Xcel Energy’s common stock. At that meeting, the NRG Board resolved to follow the Special Committee’s recommendation, with the NRG director who is also an executive officer of Xcel Energy and who was present at the meeting abstaining from the vote.

          On March 26, 2002, NRG announced that it would record a loss of $29 million for the first two months of 2002. On the same day, Xcel Energy announced that it was revising its outlook for 2002 based on NRG’s results.

          Also on March 26, 2002, NRG filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9. A copy of the Schedule 14D-9 is filed as Exhibit B-2 hereto. In the Schedule 14D-9, NRG stated that the Special Committee and the NRG Board were unable to take a position with respect to the Exchange Offer at that time. The Special Committee and the NRG Board stated that they expected to be able to make a recommendation at least five business days prior to the originally scheduled expiration date of the Exchange Offer.

          On April 3, 2002, on the basis of a number of factors, including market trading patterns, feedback from NRG stockholders, discussions with counsel to the plaintiffs in the pending litigation and questions and comments from members of the NRG Special Committee and its financial and legal advisors, the Xcel Energy Board unanimously approved an increase in the exchange ratio from 0.4846 to 0.50 (an increase of approximately 3.2%) and the extension of the offer period until 12:00 midnight, New York City time, on April 17, 2002. At such meeting, the Xcel Energy Board received the opinion of its financial advisor, Lehman Brothers, to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the higher exchange ratio of 0.50 was fair, from a financial point of view, to Xcel Energy. Following the meeting, a representative of Xcel Energy communicated the increased exchange ratio to a member of the Special Committee.

          On April 4, 2002, the NRG Board met, with one member of the NRG Board who is also an executive officer of Xcel Energy in attendance but not voting. At that meeting, the Special Committee recommended to the NRG Board that it recommend to the holders of outstanding shares of NRG Common Stock that they accept the amended offer and tender their shares of Common Stock pursuant to the amended offer. Based on the recommendation of the Special Committee, NRG’s Board, with the NRG Board member who is also an executive officer of Xcel Energy and who was present at the meeting abstaining, resolved to recommend to the holders of outstanding shares of NRG Common Stock that they accept the amended offer and tender their shares of Common Stock pursuant to the amended offer. As described in Amendment No. 1 to the Schedule 14D-9 Solicitation/Recommendation Statement filed by NRG with the SEC, which is included as Exhibit B-3 hereto, the Special Committee considered that: (i) the initial exchange ratio of 0.4846 of a share of Xcel Energy common stock had been increased by approximately 3.2% to 0.50 of a share of Xcel Energy common stock, (ii) the Exchange Offer at the initial exchange ratio of 0.4846 had an implied value to holders of NRG Common Stock of $11.50 per share on February 14, 2002, based on the closing price of Xcel Energy common stock of $23.73 per share on February 14, 2002, the day immediately preceding the announcement of the Exchange Offer, and an implied value of $12.46 on April 4, 2002, based on the closing price of Xcel Energy common stock of $25.72 on April 3, 2002, and (iii) the Exchange Offer at the new exchange ratio of 0.50 had an implied value to holders of NRG Common Stock of $12.86 per share on April 4, 2002, based on the closing price of Xcel Energy Common Stock of $25.72 on April 3, 2002. The Special Committee also considered the opinion of its financial advisor, Credit Suisse First Boston, to the effect that, as of April 4, 2002, and based upon and subject to certain matters stated in such opinion, the exchange ratio of 0.50 was fair, from a financial point of view, to the holders of NRG Common Stock (other than Xcel Energy and its affiliates). A more detailed and complete description of the factors considered by the Special Committee is set forth in the foregoing Amendment No. 1 to the Schedule 14D-9 filed by NRG with the SEC.

          On April 4, 2002, Xcel Energy announced the increase in the exchange ratio and extension of the Exchange Offer expiration date and mailed a prospectus supplement to holders of NRG Common Stock.

          2.   The Exchange Offer and the Merger.

          Xcel Energy proposes to acquire, through Acquisition Company, all of the outstanding shares of NRG’s Common Stock held by the public. As stated above, Xcel Energy currently does not own any shares of NRG’s Common Stock. Through its subsidiary Wholesale, Xcel Energy owns 147,604,500 shares of NRG’s Class A Common Stock, each of which is convertible at any time into one share of NRG’s Common Stock. The Class A Common Stock represents 74.3% of all of the outstanding shares of both classes of NRG’s common shares combined. Because each share of Class A Common Stock entitles Xcel Energy to ten votes, Xcel Energy holds 96.7% of the combined voting power of all of NRG’s outstanding common shares.

          Xcel Energy is offering to exchange 0.50 of a share of Xcel Energy common stock, and cash in lieu of fractional shares, for each outstanding share of NRG Common Stock that is validly tendered in the Exchange Offer and not properly withdrawn prior to the expiration of the Exchange Offer.(5) Xcel Energy will not acquire any shares of NRG’s Common Stock in the Exchange Offer unless NRG stockholders who are not directors or executive officers of Xcel

(5)	The shares of Xcel Energy common stock to be issued in the Exchange Offer and the Merger will come from Xcel Energy#s authorized but unissued shares.

Energy have tendered, and not withdrawn, as of the expiration of the Exchange Offer, enough shares so that, when taken together with the shares of NRG Common Stock that Xcel Energy would hold after conversion of Class A Common Stock, Xcel Energy would own at least 90% of NRG’s outstanding Common Stock. Based on the number of shares of NRG Common Stock currently outstanding, at least 31,215,971 shares, or approximately 61% of the outstanding shares of Common Stock, must be tendered by those stockholders in order for this condition to be satisfied.(6) The obligation to exchange shares of Xcel Energy common stock for shares of NRG Common Stock is also subject to other conditions described below and in the prospectus and related prospectus supplement, dated April 4, 2002, included in Xcel Energy’s Amendment No. 2 to its registration statement on Form S-4 (File No. 333-84264) filed in connection with the Exchange Offer and the Merger. The Amendment No. 2 to Xcel Energy’s registration statement on Form S-4 (File No. 333-84264), which includes the prospectus supplement dated April 4, 2002, is filed as Exhibit C-2 hereto. The foregoing prospectus and prospectus supplement are hereinafter referred to collectively as the “Prospectus.”

          If the Exchange Offer is successful, Wholesale will convert enough shares of the Class A Common Stock into shares of NRG Common Stock so that Xcel Energy will own at least 90% of NRG’s outstanding Common Stock. Wholesale will then contribute all of the Common Stock of NRG that it holds, and at least 90% of the shares of Class A Common Stock that it owns and did not convert, to Acquisition Company. Acquisition Company will convert from a limited liability company to a corporation under Delaware law and immediately thereafter will effect the Merger under Delaware law merging Acquisition Company with and into NRG, unless prevented from doing so by court order. Each outstanding share of NRG Common Stock not acquired in the Exchange Offer (except for the shares of Common Stock owned by Acquisition Company and except for shares held by stockholders who properly perfect their appraisal rights under Delaware law) will be converted in the Merger into the right to receive 0.50 of a share of Xcel Energy common stock, and cash in lieu of fractional shares. As a result, after completion of the Merger, NRG will be an indirect, wholly owned subsidiary of Xcel Energy.

          The Exchange Offer was commenced on March 13, 2002 and initially was scheduled to expire at 5:00 p.m., New York City time, on April 10, 2002, unless extended. With the increase in the exchange ratio to 0.50, the Exchange Offer was extended and is scheduled to expire on April 17, 2002, unless extended. All references to the expiration of the Exchange Offer mean the time of expiration, as extended.

          The increase in the exchange ratio from the initial exchange ratio of 0.4846 of a share of Xcel Energy common stock for each outstanding share of NRG Common Stock to 0.50

(6)	If, prior to the expiration of the Exchange Offer, all currently outstanding, exercisable options for NRG Common Stock were exercised, and shares of NRG Common Stock were purchased pursuant to all of the currently outstanding NRG equity units, then there would need to be tendered in the Exchange Offer by the above described stockholders at least 40,123,539 shares, or 65.8% of the then-outstanding NRG Common Stock, in order for this condition to be satisfied. For purposes of determining whether the minimum condition has been satisfied, Xcel Energy will treat as outstanding shares issuable with respect to equity units for which an #election to settle early# has been received by NRG prior to the Merger, even if shares of NRG Common Stock have not yet been issued.

of a share of Xcel Energy common stock for each outstanding share of NRG Common Stock represents an increase of approximately 3.2%. As explained above, Xcel Energy increased the exchange ratio by this small amount based on a variety of factors and believes that the higher exchange ratio will facilitate the successful completion of the Exchange Offer and the Merger. As noted above, the Special Committee of the NRG Board received an opinion of its financial advisor on April 4, 2002, that, subject to certain matters stated in such opinion, the Exchange Offer at the exchange ratio of 0.50 was fair from a financial point of view, to the holders of NRG Common Stock (other than Xcel Energy and its affiliates). The Xcel Energy Board received an opinion from its financial advisor on April 3, 2002, that, subject to certain matters stated in such opinion, the Exchange Offer at the exchange ratio of 0.50 was fair, from a financial point of view, to Xcel Energy.

      Xcel Energy may, in its sole discretion, extend, on one or more occasions, the period of time during which the Exchange Offer remains open. Although Xcel Energy is entitled to extend the Exchange Offer, Xcel Energy will not provide for a “subsequent offer period” (as provided for in Rule 14d-11 under the Securities Exchange Act of 1934, as amended) after the expiration of the Exchange Offer.

      Subject to the SEC’s applicable rules and regulations, Xcel Energy reserves the right, in its sole discretion, to delay, on one or more occasions, the acceptance for exchange of shares of NRG Common Stock pursuant to the Exchange Offer. Xcel Energy also reserves the right to terminate the Exchange Offer and not accept for exchange any shares of NRG Common Stock, upon the failure of any of the conditions of the Exchange Offer to be satisfied or, where permissible, waived, or otherwise to amend the Exchange Offer in any respect (except as described below), by giving oral or written notice of delay, termination or amendment to the exchange agent and by making a public announcement. Xcel Energy expressly reserves the right to modify, on one or more occasions, the terms and conditions of the Exchange Offer, except that Xcel Energy will not modify or waive the conditions described below under “3. Mandatory Conditions of the Exchange Offer” below.

      NRG shares tendered pursuant to the Exchange Offer may be withdrawn at any time before the expiration of the Exchange Offer upon written notice to the exchange agent. After the expiration of the Exchange Offer, tenders are irrevocable. If tendered shares have not been accepted by May 11, 2002 (i.e., 60 days after the commencement of the Exchange Offer), the tendered shares may be withdrawn at any time.

      Under Delaware law, holders of NRG Common Stock do not have appraisal rights in connection with the Exchange Offer. If the Exchange Offer is successfully completed, holders of shares of NRG Common Stock who (a) did not tender their shares into the Exchange Offer and hold Common Stock at the effective time of the Merger, (b) do not wish to accept the consideration provided for in the Merger and (c) comply with the procedures provided for in Section 262 of the Delaware General Corporation Law, will be entitled to have their shares of NRG Common Stock appraised by the Delaware Court of Chancery and to receive a payment in cash of the “fair value” of those shares as determined by the court, as provided in Section 262 of the Delaware General Corporation Law.

      The acquisition of NRG Common Stock will be accounted for under the purchase method of accounting in accordance with generally accepted principles in the United States.

      Accordingly, the excess of the aggregate purchase price to be paid for the shares of NRG’s Common Stock over 26% of the carrying value of NRG assets and liabilities will be allocated to goodwill. Pursuant to Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets”, goodwill from acquisitions occurring after June 30, 2001 is not amortized.

3.	Mandatory Conditions of the Exchange Offer

      The Exchange Offer is subject to a number of mandatory conditions, which are described below. If each of these conditions is not satisfied before or as of the expiration of the Exchange Offer, Xcel Energy may choose to extend the expiration of the Exchange Offer or terminate the Exchange Offer.

      Minimum Condition. There must be validly tendered by NRG stockholders who are not directors or executive officers of Xcel Energy, and not properly withdrawn prior to the expiration of the Exchange Offer, enough shares of NRG Common Stock so that, when taken together with the shares of NRG Common Stock that Xcel Energy would hold after conversion of shares of the Class A Common Stock, Xcel Energy would own at least 90% of NRG’s outstanding Common Stock. Based on the number of shares of NRG Common Stock currently outstanding, at least 31,215,971 shares, or approximately 61% of the outstanding NRG Common Stock, must be tendered by those stockholders in order for this condition to be satisfied. This condition will not be waived.

      Registration Statement Effectiveness Condition. The registration statement on Form S-4 must have become effective under the Securities Act of 1933, as amended, and not be the subject of any stop order or proceedings seeking a stop order. This condition will not be waived.

      Listing Condition. The Xcel Energy common stock issuable in the Exchange Offer and the subsequent Merger must have been approved for listing on the New York Stock Exchange, Chicago Stock Exchange and Pacific Exchange, subject to official notice of issuance. This condition will not be waived.

      PUHCA Condition. An order must have been issued by the Commission under the Act authorizing the completion of the Exchange Offer and the subsequent Merger. This condition will not be waived.

4.	Additional Conditions of the Exchange Offer

      In addition, Xcel Energy will not be required to accept shares of NRG Common Stock for exchange and may choose to extend the expiration of the Exchange Offer or to terminate the Exchange Offer if any of the following occurs and is continuing, and in its good faith reasonable judgment, regardless of the circumstances, it would be inadvisable to proceed with the Exchange Offer:

1.	Any governmental authority of competent jurisdiction has issued an injunction, order, decree, judgment or ruling that is in effect, or has promulgated or enacted a statute, rule, regulation or order, which in any such case:

•	restrains or prohibits Xcel Energy from making or completing the Exchange Offer or the Merger;

•	prohibits or restricts Xcel Energy’s or any of its affiliates’ ownership or operation of any portion of NRG’s business or assets, or would substantially deprive Xcel Energy or any of its affiliates of the benefit of ownership of NRG’s business or assets, or compels Xcel Energy, or any of its affiliates, to dispose of or hold separate any portion of NRG’s business or assets;

•	imposes material limitations on Xcel Energy’s ability to acquire, hold or exercise full rights of ownership of the NRG shares, including the right to vote NRG shares; or

•	imposes any material limitations on Xcel Energy’s ability and/or the ability of its affiliates or subsidiaries to control in any material respect the business and operations of NRG; or

2.	Any litigation or other legal action is instituted, pending or threatened by or before any court or other governmental authority which seeks to:

•	restrain or prohibit Xcel Energy from making or completing the Exchange Offer or the Merger or impose on it or any of its affiliates any other restriction, prohibition or limitation referred to in the above paragraph 1 that in the reasonable judgment of Xcel Energy is reasonably likely to be successful; or

•	impose any liability on Xcel Energy, NRG or their affiliates that, in the reasonable judgment of Xcel Energy, is reasonably likely to result in liability material to Xcel Energy and its subsidiaries on a consolidated basis, or NRG and its subsidiaries on a consolidated basis; or

3.	Any general suspension of, or limitation on prices for, trading in NRG’s Common Stock or Xcel Energy’s common stock on the NYSE; (b) a declaration of a banking moratorium or any general suspension of payments in respect of banks in the United States; or (c) in the case of any of the events described in clause (a) or (b) above existing at the time of the commencement of the Exchange Offer, a material acceleration or worsening of that event; or

4.	Any change, development, effect or circumstance that, in the reasonable judgment of Xcel Energy, would reasonably be expected to have a material adverse effect on NRG; or

5.	NRG shall have filed for bankruptcy or another person shall have filed a bankruptcy petition against NRG which is not dismissed within two business days.

      These five conditions of the offer are for the sole benefit of Xcel Energy and may be waived by Xcel Energy, in whole or in part, at any time and from time to time prior to the expiration of the Exchange Offer, in its sole discretion, subject to its obligations under the Commission’s rules and regulations. Failure to exercise any of the foregoing rights will not be deemed a waiver of any right.

5.	Stockholder Litigation

      Shortly after the announcement on February 15, 2002, of the Exchange Offer and the Merger, individual stockholders of NRG filed nine separate but similar class action complaints in the Delaware Court of Chancery against Xcel Energy, NRG and the nine members of NRG’s board. Each of the actions was brought as a class action on behalf of all holders of NRG’s shares, other than the defendants and persons related to or affiliated with the defendants. These actions were consolidated and the plaintiffs subsequently filed a consolidated amended complaint. A similar class action lawsuit was filed in a Minnesota state court. That lawsuit was subsequently removed to federal court in Minnesota. Each of these actions challenged the Exchange Offer and the Merger and contained various allegations of wrongdoing on the part of the defendants in connection with the Exchange Offer and the Merger. A more complete description of these actions is contained in the amended prospectus dated April 3, 2002, which is contained in an Amendment No. 2 to Xcel Energy’s registration statement on Form S-4, which is filed as Exhibit C-1 hereto.

      As of April 3, 2002, counsel for the parties to the consolidated action in the Delaware Court of Chancery and the Minnesota action entered into a memorandum of understanding setting forth an agreement in principle to settle the actions based on the increase by Xcel Energy of the exchange ratio in the Exchange Offer and Merger to 0.5000. The proposed settlement class will consist of all stockholders (other than defendants and their affiliates) who were holders of NRG Common Stock during the period from February 15, 2002 (the date the Exchange Offer was publicly announced) to and including the effective date of the Merger, and their successors-in-interest. In the memorandum of understanding, defendants acknowledged that the pendency and prosecution of the actions were material causal factors in Xcel Energy’s determination to increase the exchange ratio.

      Pursuant to the memorandum of understanding, in exchange for the increase in the exchange ratio, among other things, plaintiffs have agreed to seek an order from the Delaware Court approving the settlement, dismissing the Delaware action with prejudice and releasing all claims of the members of the plaintiff class against the defendants relating to the Exchange Offer and Merger contained in the original prospectus and the Exchange Offer as revised, and to seek a dismissal of the Minnesota action with prejudice. All parties agreed in the memorandum of understanding that neither the memorandum of understanding nor the stipulation of settlement that it contemplates constitutes an admission of the validity or infirmity of any claim against the defendants or of the liability of any defendant.

      The proposed settlement contemplated in the memorandum of understanding is subject to a number of conditions, including, among others, completion of the Exchange Offer and Merger, final approval by the Delaware Court of Chancery and dismissal of the Minnesota action.

ITEM 2. Fees, Commissions and Expenses

      The estimated fees, commissions and expenses Applicants expect to incur in connection with the proposed transactions are as follows:

SEC Filing Fee	$80,041

Legal Fees	650,000	(7)

Accounting Fees	150,000

Tender Offer Information Agent Fees and Expenses	9,000

Financial Advisor Fees	3,000,000

Depository	25,000

Printing and Mailing	150,000

Miscellaneous	35,959

Total	$4,100,000

ITEM 3. Applicable Statutory Provisions

      Sections 6(a), 7, 9, 10, 11, 12, 32 and 33 of the Act and Rules 51, 53, 54 and 58 are considered applicable to the proposed transactions as described below:

Transaction	Application Section or Rule

Acquisition of NRG Common Stock	Sections 9(a), 10, 11, 32 and 33 and Rule 51, 53, 54 and 58

Issuance and sale of equity securities by Xcel Energy in exchange for the NRG Common Stock	Sections 6(a), 7 and 12(b) and Rules 51, 53, 54 and 58

      To the extent that the proposed transactions are considered by the Commission to require authorization, exemption or approval under any section of the Act or the rules and

(7)	This amount excludes the $1.4 million in legal fees to be paid to plaintiffs’ councel in connection with the settlement of litigation.

regulations other than those set forth above, request for such authorization, exemption or approval is hereby made.

A. Discussion

1. Acquisition of NRG Common Stock

     Pursuant to Section 9(a)(1) of the Act, it is unlawful, without approval of the Commission under Section 10 of the Act, “for any registered holding company or any subsidiary thereof . . . to acquire, directly or indirectly, any securities . . .” In effect, the Exchange Offer and the Merger constitute an acquisition of the NRG Common Stock.

     Section 10 of the Act incorporates the requirements and policies of Sections 8 and 11 of the Act into the authorization process. Applicants address the issues raised by the Exchange Offer and Merger under Sections 8, 9, 10 and 11 below and demonstrate that such transaction and the related transactions for which authority is sought herein satisfy the requirements, standards and policies of the Act.

     Section 10(b)(1).   Pursuant to Section 10(b)(1) of the Act, the Commission shall approve an acquisition unless it finds that “such acquisition will tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers.” For Section 10(b)(1) to be applicable, a proposed transaction at a minimum must “tend toward interlocking relations or the concentration of control of public utility companies . .” The Exchange Offer and Merger will not. They involve the purchase by Xcel Energy of additional shares of NRG, which is not a public utility company under the Act. As a result, the Exchange Offer and Merger cannot possibly tend towards interlocking relations or the concentration of control of public utility companies. A similar situation was presented to the Commission in Michigan Consolidated Gas Company, Holding Co. Act Release No. 16331 (March 31, 1969), which involved a request by a public utility subsidiary of a registered holding company to provide financing for a housing project in the Detroit inner city. In addressing the issues under Section 10(b)(1), the Commission stated” “10(b)(1) — provides, in brief, that the acquisition must not tend towards interlocking relations or concentration of control of utility companies. This acquisition cannot.”

     Section 10(b)(2).   Under Section 10(b)(2), the Commission shall approve an acquisition of securities or utility assets unless it finds that “the consideration . . . to be given . . . in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired.” Section 10(b)(2) does not apply to the Exchange Offer and Merger as NRG is a non-utility business and Section 10(b)(2) does not apply to acquisitions of non-utility businesses. This is also shown by Michigan Consolidated Gas Company, supra, in which the Commission stated: “Section 10 then contains five general standards, at least two of which — 10(b)(2) and 10(c)(2) — are clearly inapplicable to acquisitions of non-utility interests.” To the same effect is Public Service Company of Oklahoma, Holding Co. Act Release No. 19090 (July 17, 1975).

     Furthermore, even if Section 10(b)(2) were applicable, the consideration to be offered is reasonable. As explained above, nationally-recognized investment banking firms engaged by Xcel Energy and NRG determined that the terms of the Exchange Offer were, from a financial point of view, fair to Xcel Energy and to the holders of NRG Common Stock (other than Xcel Energy and its affiliates). The assistance of independent consultants in setting consideration has been recognized by the Commission on numerous occasions as evidence that the requirements of Section 10(b)(2) have been met. Southern Co., Holding Co. Act Release No. 24579 (February 12, 1988), and SV Ventures, Inc., Holding Co. Act Release No. 24579A (Feb. 26, 1988).

     Section 10(b)(3).   Section 10(b)(3) requires the Commission to approve an acquisition unless the Commission finds that the acquisition will “unduly complicate the capital structure” or be “detrimental to the public interest or the interest of investors or consumers or the proper functioning” of the holding company system. There is no basis in this matter to make any such finding. Instead, the facts are directly to the contrary.

     The capital structure of Xcel Energy will remain substantially unchanged. The shareholders of NRG Common Stock will receive Xcel Energy common stock; thus, increasing the common equity and improving the capital structure of Xcel Energy. The pro forma capitalization of Xcel Energy, giving effect to the Exchange Offer and Merger, is shown on Exhibit I.

     The capital structures of the Utility Subsidiaries will remain unchanged. Xcel Energy will continue to own 100% of the common stock of each of the Utility Subsidiaries and there will be no minority common stock interest in any of those companies.

     Furthermore, the corporate structure of the Xcel Energy system will be simplified. Rather than remaining the majority shareholder of NRG, Xcel Energy will become the 100% owner of NRG.

     Also, the Exchange Offer and Merger will not be detrimental to the public interest, the interests of investors or consumers or the proper functioning of the combined Xcel Energy system. As described above, the Exchange Offer and Merger will result in substantial savings and benefits. As described in the Prospectus (which is included as Exhibit C-2), the completion of the Exchange Offer and Merger is expected to be accretive to Xcel Energy shareholders. The terms of the Exchange Offer have been deemed fair from a financial point of view both to Xcel Energy and to holders of NRG Common Stock by nationally-recognized investment banking firms. As a result of the proposed transaction, Xcel Energy will become the sole shareholder of NRG. Xcel Energy will then be in a position to make the capital infusions discussed above to address the capital needs of NRG and to take the necessary steps to refocus NRG’s business objectives while maintaining and improving the value that NRG can provide to Xcel Energy and its investors.

     Section 10(c)(1).   The acquisition of the shares of NRG Common Stock satisfies the standards of Section 10(c)(1) which requires that the acquisition of an interest in a business not be “unlawful under the provisions of Section 8” or “detrimental to the carrying out of the provisions of Section 11” of the Act. Section 11(b)(1), in turn, directs the Commission to limit the retention by registered holding companies of non-utility businesses to those that are “reasonably incidental, or economically necessary or appropriate” to the utility operations, including non-utility businesses which are “necessary or appropriate in the public interest or for the protection of investors or consumers and not detrimental to the proper functioning” of the holding company system.

     In the Merger Order, the Commission addressed the retention by Xcel Energy of its interest in NRG and concluded that the businesses of NRG were properly retainable by Xcel Energy under the Act. The proposed transaction does not affect, or in any way change, the nature of the business of NRG. Rather, the proposed transaction merely changes the level of Xcel Energy’s ownership of NRG - from 74.3% to 100% of the outstanding common shares of NRG, which will simplify the corporate and capital structure of Xcel Energy.

     With respect to Section 8 and as indicated above, NRG is not a “public utility company” or a “holding company” under the Act. The Exchange Offer and the Merger will not affect the ownership or operation of the Xcel Energy Utility Subsidiaries. As described below under Item 4, no state regulatory or other approvals are required in connection with the Exchange Offer and the Merger.(8)

     Section 10(c)(2).   Section 10(c)(2) is limited by its terms to the “acquisition of a public utility or holding company.” As explained previously, NRG is neither a public utility nor a holding company under the Act and, as a result, Section 10(c)(2) is not applicable to the proposed transaction. This conclusion is consistent with the Commission’s decision in Michigan Consolidated Gas Company, supra, in which the Commission stated that Section 10(c)(2) was clearly inapplicable to acquisitions of non-utility interests.

     As an aside and although not relevant to this proceeding, the Xcel Energy system is an integrated public utility system under the Act. In the order approving the combination between Southwestern Public Service Company (“SPS”) and Public Service Company of Colorado (“PSC”), to form New Century Energies, Inc. (“NCE”), Holding Co. Act Release No. 35-26748 (Aug. 1, 1997) (the “NCE Order”), PSC’s and SPS’s commitment to construct a new transmission line to interconnect their combined electric system within five years of the consummation of the proposed merger transaction was found to satisfy the interconnection requirements of the Act. In that proceeding, NCE further committed that, in the event it at any time determined not to construct the transmission line, or the transmission line was not substantially completed within the five year period, it would file a post-effective amendment concerning the measures it would take to ensure that the interconnection requirements of the Act are satisfied. In the Merger Order approving the merger between NCE and Northern States Power Company to form Xcel Energy, the Commission found the contractual rights secured by Xcel Energy satisfied the interconnection requirements of the Act. Xcel Energy is currently in compliance with the NCE Order and the Merger Order and therefore is not in violation of the

(8)	Upon the consummation of the Exchange Offer and Merger, Xcel Energy’s aggregate investment in NRG will be increased by approximately $606 million, based on a closing price of Xcel Energy’s common stock of $23.73 on February 14, 2002, the day immediately prior to the announcement of the Exchange Offer. On a pro forma basis based on such closing price, after giving effect to the Exchange Offer and the Merger and the planned additional investment in NRG of $300 million, Xcel Energy’s “aggregate investment” (as defined in Rule 53(a)(1)(i)) in EWGs and FUCOs will be approximately $2.135 million, or 86.5% of Xcel Energy’s “consolidated retained earnings” (as defined in Rule 53(a)(1)(ii)) as of December 31, 2001.

Act. No one appealed the NCE Order or the Merger Order pursuant to Section 24(a) of the Act and such orders are now final.

     Thus, Applicants respectfully submit that the Commission should find that the consummation of the Exchange Offer and the Merger is permissible under Section 10 of the Act.

2. Issuance of Xcel Energy Stock in Exchange for NRG Common Stock

     By this Application, Xcel Energy requests authority to issue up to 33,394,564 shares of its common stock. The 33,394,564 shares would be issued by Xcel Energy in connection with the Exchange Offer and the Merger and upon the subsequent exercise of options issued by NRG for, or conversion of the corporate units issued by NRG, into shares of Xcel Energy common stock.(9) This authority would be in addition to the $2 billion aggregate authority contained in the Financing Order.(10)

     As discussed below, Xcel Energy currently is in compliance with the 30% common equity ratio and the issuance of this additional common stock will further strengthen Xcel Energy’s capitalization ratio.

B. Rule 54 Analysis.

     Rule 54 provides that in determining whether to approve certain transactions other than those involving EWGs or FUCOs, as defined in the Act, the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) are satisfied. Xcel satisfies all of the conditions of Rule 53 except Rule 53(a)(1).

     As of December 31, 2001, Xcel Energy’s “aggregate investment,” as defined in Rule 53(a)(l), was $929 million(11). During the first quarter of 2002, Xcel Energy made loans to

(9)	The 33,394,564 represents the number of shares issuable by Xcel Energy at the initial exchange ratio of 0.4846 in respect of the 50,975,665 shares of NRG Common Stock outstanding on February 27, 2002, 7,288,090 shares issuable by NRG upon exercise of outstanding options and 10,647,850 issuable by NRG in connection with the corporate units. With the increase in the exchange ratio, it is possible that Xcel Energy ultimately will need to issue more than 33,394,564 shares. To the extent Xcel Energy were to need to issue more than 33,394,564 shares of its common stock following the Exchange Offer and the Merger upon the exercise of existing NRG Stock options or upon the conversion of existing NRG equity units, such additional shares would be issued pursuant to the authority contained in the Financing Order described below.

(10)	In New Century Energies, Inc., HCAR No. 27218 (August 22, 2000) (the “Financing Order”), the Commission authorized Xcel Energy to issue and sell up to $2 billion of long-term debt and common stock (exclusive of common stock issued to fund benefit plans and dividend reinvestment plans). Xcel Energy already has issued $600 million of debt and approximately $500 million of common stock against this limitation.

(11)	For purposes of these calculations, Xcel Energy’s investment in NRG (including, on a pro forma basis, Xcel Energy’s investment in NRG resulting from the acquisition of NRG Common Stock in the Exchange Offer and the Merger) has been included as an investment in EWGs and FUCOs even though NRG itself is not qualified as an EWG or FUCO, but rather serves as an intermediate holding company for EWG, FUCO and Rule 58 energy-related businesses. Xcel Energy’s investment in NRG includes total paid in capital and outstanding loans of $300 million. Xcel Energy has no outstanding guarantees or other recourse obligations in respect of any obligations of NRG Energy.

NRG in the aggregate amount of $300 million. Xcel Energy has plans to invest an additional $300 million in NRG in 2002 if the Exchange Offer and the Merger are completed. On a pro forma basis to take into account such investments and Xcel Energy’s acquisition of the NRG Common Stock in the Exchange Offer and the Merger based on the closing price of Xcel Energy’s common stock of $23.73 on February 14, 2002 (and reflecting the entire acquisition price as an investment in EWGs and FUCOs), Xcel Energy’s “aggregate investment,” as defined in Rule 53(a)(1), in EWGs and FUCOs would have been approximately $2.135 billion as of December 31, 2001 (12). This amount is within the authorization granted to Xcel Energy in the Commission’s recent order (Xcel Energy Inc., Holding Co. Act Release No. 27494 (March 7, 2002)) (the “March Order”) to invest up to 100% of its consolidated retained earnings, as defined in Rule 53 (which, at December 31, 2001, was $2.467 billion), in EWGs and FUCOs.

     In its March Order, the Commission authorized Xcel Energy to invest up to 100% of its consolidated retained earnings, as defined in Rule 53, in EWGs and FUCOs and found that such an investment would not have either of the adverse effects set forth in Rule 53(c). There has been no material change in the facts or circumstances surrounding Xcel Energy’s capitalization since the March Order was issued.

     Reference is made to Exhibit I filed herewith which sets forth Xcel Energy’s consolidated capitalization at December 31, 2001, as adjusted to give effect to the issuance by Xcel Energy of its common stock in the equity offering in February 2002 and to the transactions proposed herein. As is evident from that Exhibit, at December 31, 2001, Xcel Energy’s common equity as a percentage of capitalization was 30.5%. The proposed transaction improves that ratio. As shown on Exhibit I, on a pro forma basis to take into account the recent equity offering by Xcel Energy and the Exchange Offer and the Merger, the ratio of Xcel Energy’s common equity to its total consolidated capitalization would be 32.0%.

     Xcel Energy currently complies with, and will comply with, the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the Xcel Energy system’s domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred or is continuing.

(12)	The actual amount of the Xcel Energy’s “aggregate investment” as a result of the Exchange Offer and the Merger will depend on the price of Xcel Energy’s common stock as of the date Xcel Energy’s common stock is issued pursuant to the Exchange Offer and the Merger. Each $1.00 variance from the closing price of $23.73 per share on February 14, 2002, increases or decreases the “aggregate investment” by approximately $25.5 million.

ITEM 4.  Regulatory Approvals

     As a condition to the consummation of the Exchange Offer, the Commission must declare effective Xcel Energy’s registration statement on Form S-4 filed with the Commission on March 13, 2002 in File No. 333-84264. See Exhibit C-1 hereto.

     No state commission has jurisdiction over the proposed transactions. No other approvals are required.

ITEM 5.     Procedure

     The Applicants hereby request that there be no hearing on this Application-Declaration and that the Commission issue its order as soon as practicable after the filing hereof. The Commission is requested to issue and publish the requisite notice under Rule 23 with respect to this Application-Declaration by March 15, 2002; such notice specifying April 5, 2002 as the date by which comments may be entered and the date on which an order of the Commission granting and permitting the Application-Declaration to become effective may be entered by the Commission. The Applicants hereby (i) waive a recommended decision by a hearing officer, (ii) waive a recommended decision by any other responsible officer or the Commission, (iii) consent that the Division of Investment Management may assist in the preparation of the Commission’s decision and (iv) waive a 30-day waiting period between the issuance of the Commission’s order and the date on which it is to become effective.

ITEM 6.     Exhibits and Financial Statements

     A.     Exhibits

Exhibit No.	Description of Document

A-1	Articles of Incorporation and Amendments of Xcel Energy Inc. (incorporated by reference to Exhibit 4.01 to Form 8-K filed on August 21, 2000, File No. 1-3034)
A-2	Bylaws of Xcel Energy Inc. (incorporated by reference to Exhibit 4.3 to Registration Statement on Form S-8 filed on October 25, 2000, File No. 333-48590)
A-3	Amended and Restated Certificate of Incorporation of NRG Energy Inc. (incorporated by reference to Exhibit 3.1 to Annual Report on Form 10-K for the fiscal year ended December 31, 2000, File No. 1-15891)
A-4	Bylaws of NRG Energy Inc. (incorporated by reference to Exhibit 3.2 to Annual Report on Form 10-K for the fiscal year ended December 30, 2000, File No. 1-15891)
A-5	Stockholder Protection Rights Agreement dated as of December 13, 2000 between Xcel Energy Inc. and Wells Fargo Bank Minnesota, N.A., as Rights Agent. (incorporated by reference to

Exhibit No.	Description of Document

Exhibit 1 to the Form 8-K Report of Xcel Energy Inc. dated January 4, 2001 (File No. 1-3034)
B-1	Schedule TO and exhibits thereto filed by Applicants — incorporated by reference to Schedule TO filing made by Xcel Energy Inc. and NRG Acquisition Company, LLC, filed on March 13, 2002
B-2	Schedule 14D-9 and exhibits thereto filed by NRG Energy Inc. on March 26, 2002 — incorporated by reference to Schedule 14D-9 filing made by NRG Energy Inc., filed on March 26, 2002
B-3	Amendment No. 1 to Schedule 14D-9 and exhibits thereto filed by NRG Energy Inc. on April 4, 2002, — incorporated by reference to Amendment No. 1 to Schedule 14D-9 filing made by NRG Energy Inc., filed on April 4, 2002
C-1	Form S-4 Registration Statement — incorporated by reference to Form S-4 Registration Statement filed by Xcel Energy Inc. and NRG Acquisition Company, LLC, filed on March 13, 2002 (File No. 333-84264)
C-2	Amendment No. 2 to Form S-4 Registration Statement - incorporated by reference to Form S-4 Registration Statement filed by Xcel Energy Inc. and NRG Acquisition Company, LLC, filed on April 4, 2002 (File No. 333-84264)
D	Not Applicable
E	Not Applicable
F-1	Preliminary opinion of counsel (filed with this amendment)
F-2	Past tense opinion of counsel (to be filed by amendment)
G	Not Applicable
H	Proposed form of notice (previously filed)
I	Capitalization Table of Xcel Energy Inc. (revised and filed with this Amendment)

     B.     Financial Statements

Exhibit No.	Description of Document

1.1	Consolidated Balance Sheet of Xcel Energy Inc. as of December 31, 2001 (incorporated by reference to Exhibit 99.01 to Form 8-K of Xcel Energy filed February 25, 2002, File No. 1-3034)
1.2	Consolidated Statement of Income of Xcel Energy for the year ended December 31, 2001 (incorporated by reference to Exhibit 99.01 to Form 8-K of Xcel Energy filed February 25, 2002, File No. 1-3034)
2.1	Consolidated Balance Sheet of NRG Energy, Inc. as of December 31, 2001 (incorporated by reference to Exhibit 99.1 to Form 8-K of NRG Energy filed February 25, 2002, File No. 1-15891)
2.2	Consolidated Statement of Income of NRG Energy for the year ended December 31, 2001 (incorporated by reference to Exhibit 99.1 to Form 8-K of NRG Energy filed February 25, 2002, File No. 1-15891)

ITEM 7.     Information as to Environmental Effects

     The proposed transaction involves neither a “major federal action” nor “significantly affects the quality of the human environment” as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.

SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicants have duly caused this Amendment No. 1 to its Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

Date: April 8, 2002

Xcel Energy Inc.

NRG Acquisition Company, LLC

By:	/s/ Paul E. Pender Paul E. Pender Vice President and Treasurer

EXHIBIT I

Pro Forma Capitalization of Xcel Energy Inc.

as of December 31, 2001 (in 000’s)

			Adjustments

			Exchange Offer and	Equity Offering and
	December 31, 2001		Merger(1)	Investment in NRG(2)	December 31, 2001 (Pro Forma)

Current Portion of Long Term Debt	$682,207	3.0%			$682,207	3.0%
Short Term Debt	$2,224,812	9.9%			$2,224,812	9.6%
Long Term Debt	$12,117,516	53.9%		$100,000	$12,217,516	52.9%

Total Debt	$15,024,535	66.9%			$15,124,535	65.5%
TOPRS	$494,000	2.2%			$494,000	2.1%
Preferred Stock	$105,320	0.5%			$105,320	0.5%

Total Preferred Equity	$599,320	2.7%			$599,320	2.6%
Common Stock	$6,194,477	27.6%	$606,000	$500,000	$7,300,477	31.6%
Minority Interest	$654,670	2.9%	$(571,000)		$83,670	0.4%

Total Common Equity	$6,849,147	30.5%			$7,384,147	32.0%
TOTAL CAPITALIZATION	$22,473,002	100.0%	$35,000	$600,000	$23,108,002	100%

(1)	The additional investment by Xcel Energy in NRG upon consummation of the Exchange Offer and the Merger of approximately $606 million is based upon 51,084,878 shares of NRG Common Stock outstanding as of March 19, 2002, the exchange ratio of 0.50 and the closing price per share of Xcel Energy common stock on February 14, 2002, the day before the announcement of the Exchange Offer.

(2)	Xcel Energy issued approximately $500 million of common stock on February 28, 2002. Xcel Energy advanced $300 million to NRG as subordinated debt. Xcel Energy plans to contribute an additional $300 million to NRG in 2002 if the Exchange Offer and the Merger are completed.

EXHIBIT F-1

April 8, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Xcel Energy Inc. Exchange Offer, File No. 70-10059

Dear Sir or Madam:

     I deliver this opinion to you in connection with the Application-Declaration on Form U-1, dated March 14, 2002, under the Public Utility Holding Company Act of 1935 (the “Act”), filed by Xcel Energy Inc. (“Xcel Energy”) and NRG Acquisition Company, LLC (“Acquisition Company” and, together with Xcel, “Applicants”) with the Securities and Exchange Commission (the “Commission”) (File No. 70-10059), as amended by Amendment No. 1 thereto, dated April 8, 2002 (collectively, the “Application”).

     The Application contemplates, among other things, that Xcel Energy, through its wholly-owned subsidiary Acquisition Company, proposes to acquire in exchange for common stock of Xcel Energy, all of the issued and outstanding shares of common stock, par value $.01 per share (the “Common Stock”), of its majority-owned subsidiary, NRG Energy, Inc. (“NRG”), not already owned by Xcel Energy, pursuant to a tender or exchange offer (the “Exchange Offer”) and subsequent acquisition of the balance of Common Stock not tendered in the Exchange Offer by means of a statutory short-form merger (the “Merger”), all as more fully described in the Application.

     I am a member of the bar of Minnesota, the place of organization of Xcel Energy. I am not a member of the bar of any other state of the United States in which the Applicants are formed or qualified to do business and do not hold myself out as an expert in the laws of such states, although I have consulted and will consult with counsel to the Applicants who are experts in such laws. For purposes of this opinion, to the extent I deemed necessary, I have relied on advice from counsel employed or retained directly or indirectly by the Applicants.

     In connection with this opinion, I or attorneys in whom I have confidence, have examined originals or copies, certified or otherwise identified to my satisfaction, of such records and such other documents, certificates and corporate or other records as I have deemed necessary or appropriate as a basis for the opinions expressed in this letter. In my examination, I have assumed the genuineness of all signatures, the legal capacity of all persons, the authenticity of all documents submitted to me as originals, the conformity to original documents of documents submitted to me as certified or photostatic copies and the authenticity of the originals of such copies. As to various questions of fact material to such opinions, I have, when relevant facts were not independently established, relied upon statements contained in the Application.

     The opinions expressed below are limited to the Applicants and their respective subsidiaries and associate companies and subject to the following assumptions, qualifications, limitations, conditions and exceptions:

(a) The Commission shall have duly entered an appropriate order or orders with respect to the proposed transactions, as described in the Application, permitting the Application to become effective under the Act and the rules and regulations thereunder, and the proposed transactions are consummated in accordance with the Application and the Commission’s orders.

(b) No act or event other than as described herein shall have occurred subsequent to the date hereof which would change the opinions expressed below.

(c) With respect to the Applicants and each of their respective subsidiaries and associate companies, appropriate corporate actions will have been taken by both the issuer and acquirer of the securities contemplated by the Application and the documents transferring the securities will have been duly authorized, executed and delivered with all appropriate transfer or other taxes paid.

(d) The Applicants and each of their respective subsidiaries and associate companies involved in the proposed transactions will at the time of the proposed transactions be validly incorporated or a validly formed business entity in the jurisdiction in which it is domiciled.

(e) All action under the Federal securities laws and state “Blue Sky” laws applicable to the proposed transaction shall have been completed.

     Based upon the foregoing and subject to the assumptions, qualifications, limitations, conditions and exceptions set forth herein, it is my opinion that, with respect to the Applicants and each of their respective subsidiaries and associate companies, in the event the proposed transactions are consummated in accordance with the Application:

(a) all state laws applicable to the proposed transactions will have been complied with;

(b) Acquisition Company will legally acquire the Common Stock of NRG pursuant to the Exchange Offer and, upon consummation of the Merger, will (except to the extent holders of Common Stock of NRG properly perfect their dissenters rights under Delaware General Corporation Law) legally acquire all outstanding shares of NRG Common Stock;

(c) any common stock of Xcel Energy issued in connection with the transactions contemplated by the Application will be fully paid and nonassessable, and the holders thereof will be entitled to the rights and privileges appertaining thereto set forth in the charter or other document defining such rights and privileges; and

(d) the consummation of the proposed transactions will not violate the legal rights of the holders of any securities issued by the Applicants or any of their respective subsidiaries and associate companies.

     I hereby consent to the filing of this opinion as an exhibit to the Application.

Very truly yours,

/s/ Gary R. Johnson
Gary R. Johnson Vice President and General Counsel